UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Longleaf Partners Funds

May 5, 2010

Shareholder Presentation

May 5, 2010 Shareholder Presentation Longleaf Partners Funds

Important Disclosure Information Average annual total returns for each of the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year periods ended April 30, 2010 are as follows: Longleaf Partners Fund, 46.66%,2.45%, 6.54%; S&P 500 Index, 38.85%, 2.63%, -0.19%; Longleaf Partners Small-Cap Fund, 54.35%, 6.31%, 9.91%; Russell 2000 Index, 48.95%,5.74%, 4.91%; Longleaf Partners International Fund, 32.35%, 4.25%, 7.44%; EAFE Index, 34.43%, 3.86%,1.64% . Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Past performance information includes periods during which the Funds used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending in early 2010, hedging as a routine strategy ended. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

Governing Principles We will treat your investment in Longleaf as if it were our own. We will remain significant investors with you in Longleaf. We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks. We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strength, their management, their competitive position, and our assessment of their future earnings potential. We will concentrate our assets in our best ideas. We will not impose loads, exit fees or 12b-1 charges on our investment partners. We will consider closing the Funds to new investors if closing would benefit existing shareholders. We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf. We will continue our efforts to enhance shareholder services. We will communicate with our investment partners as candidly as possible.

May 5, 2010 Shareholder Presentation Longleaf Partners Funds

Important Disclosure Information Average annual total returns for each of the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year periods ended April 30, 2010 are as follows: Longleaf Partners Fund, 46.66%,2.45%, 6.54%; S&P 500 Index, 38.85%, 2.63%, -0.19%; Longleaf Partners Small-Cap Fund, 54.35%, 6.31%, 9.91%; Russell 2000 Index, 48.95%,5.74%, 4.91%; Longleaf Partners International Fund, 32.35%, 4.25%, 7.44%; EAFE Index, 34.43%, 3.86%,1.64% . Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Past performance information includes periods during which the Funds used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending in early 2010, hedging as a routine strategy ended. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

2009 Returns

70%
60%
50%
40%
30%
20%
10%
0%
LLPF
53.6%
S&P 500
26.5%
LLSC
49.3%
Russell
2000
27.2%
LLIN
23.2%
EAFE
31.8%

2009 Returns

5/3/10 YTD Returns

25%
20%
15%
10%
5%
0%
-5%
LLPF
13.1%
S&P 500
8.5%
LLSC
16.1%
Russell
2000
17.6%
LLIN
5.3%
EAFE
-1.6%

5/3/10 YTD Returns

10 Year Cumulative Returns

(As of 5/3/10)

180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
LLPF
95.6%
2.0%
S&P 500
LLSC
163.7%
Russell
2000
68.6%
LLIN
107.4%
EAFE
17.4%

10 Year Cumulative Returns (As of 5/3/10)

20 Year Cumulative Returns

(As of 5/3/10)

LLPF
781.3%
S&P 500
447.2%
LLSC
658.3%
Russell
2000
511.3%
800%
700%
600%
500%
400%
300%
200%
100%
0%

20 Year Cumulative Returns (As of 5/3/10)

May 5, 2010 Shareholder Presentation Longleaf Partners Funds

Important Disclosure Information Average annual total returns for each of the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year periods ended April 30, 2010 are as follows: Longleaf Partners Fund, 46.66%,2.45%, 6.54%; S&P 500 Index, 38.85%, 2.63%, -0.19%; Longleaf Partners Small-Cap Fund, 54.35%, 6.31%, 9.91%; Russell 2000 Index, 48.95%,5.74%, 4.91%; Longleaf Partners International Fund, 32.35%, 4.25%, 7.44%; EAFE Index, 34.43%, 3.86%,1.64% . Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Past performance information includes periods during which the Funds used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending in early 2010, hedging as a routine strategy ended. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

45% of the LLIN portfolio is in Asia 29% in Japan 16% in Asia- ex Japan Southeastern in Asia Investment Country % of Portfolio NKSJ Holdings Japan 13.4% Cheung Kong Holdings Hong Kong 7.8% Genting Berhad Malaysia 5.9% Olympus Japan 4.8% JAPEX Japan 4.3% Seven Bank Japan 4.1% Benesse Japan 2.6% Undisclosed #1 China 1.2% Undisclosed #2 China 1.3%

Dominates HK mass residential property market One of largest property developers in China One of largest global container port operators One of largest global health & beauty retailers 35% stake in Husky Energy 3G European mobile telecom operator Large Infrastructure and Power company Significant financial flexibility Cheung Kong (Holdings) Ltd

Cheung Kong (Holdings) Ltd

Cheung Kong
Float
49.9%
50.1%
Hutchison Whampoa
3 Group
HTIL*
HTHK*
Husky*
CKI*
Retail
Ports
60%**
60%
35%
85%
100%
UK
97%
Italy
100%
Ireland
100%
Austria
60%
Denmark
60%
Sweden
88%
HTA
50%
Vodafone JV
39%
HKE*
80%
HPH

Cheung Kong (Holdings) Ltd Cheung Kong (Holdings) Ltd

Great Partner: KS Li Purchases

US $1.6 billion of Insider Buying Since 2004
$160
$140
$120
$100
$80
$60
$40
$-
LLIN Sell
US $610 mm
US $770 mm
LLIN Buy
LLIN Buy
KS LI Ownership
4/1/00
4/1/01
4/1/02
4/1/03
4/1/04
4/1/05
4/1/06
4/1/07
4/1/08
4/1/09
4/1/10

2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	Now
36.00%	36.00%	37.04%	37.04%	37.04%	38.21%	39.00%	40.00%	40.19%	41.50%	42.01%

Great Partner: KS Li Purchases

Date Selected Transactions Transaction Multiple / Value Current Multiple/ Value May 2007 Sale of 67% Hutch India Telco to Vodafone for US$11.1 billon 17x EBITDA 7-9x EBITDA May 2006 Sale of 20% Hutch Ports to PSA 19x EBITDA 10x EBITDA 2001 Sold 18% stake in Voice stream to Deutsche Telekom US$5 billion Cost: US$1.2 billion 1999 Sold Orange to Mannesmann for US$21.8 billion US$10,380/sub US$700/sub 1985/91 Bought 35% of Husky US$400 mm US$9 billion History of Value Creation

Southeastern Asset Management — May 5, 2010	Page 1
Lee Harper
I think everybody’s about to get seated. The good news is we have a lot of room this year in this venue. The bad news is you kind of have to move in towards the middle because there are not a lot of aisles, but I think everybody’s just about to get seated, so we’ll go ahead and get started.
Thank you all for joining us. This is our twenty-third consecutive annual meeting with our shareholders. We’re grateful not only for your investment alongside of us in the Partners Funds, but also for your taking the time to be with us tonight. We want to particularly thank those who come from far away, not just East Memphis to Germantown, but Colorado, California, Canada. We have people from all over and we really do appreciate your taking the time and coming to join us.
Every year we look forward to being with so many of our investment partners. We’ve been particularly eager to report to you this year. At our meeting last May, we were only two months out of the market’s low point. The results of the last twelve months have put everyone in a much cheerier mood. We’re glad that your tenacity and your confidence in us has paid off and that we can report such a strong recovery from the worst bear market in our lifetimes.
This year you’ll hear from a few more members of the team than normal. After my introduction, Mason will give a brief performance update, Staley will elaborate on our research team, and then you’ll hear from three of our analysts, Ken Siazon, Scott Cobb, and Jason Dunn. Following our presentations, we’ll take your questions for as long as you’d like to stay.
Before moving on, I want to take a moment to acknowledge the dedication and hard work of Longleaf’s Trustees. Beyond the fun part of their job, reviewing the investments of the Funds, this Board spends more time than you’d want to know covering the operations and the regulatory requirements of the Funds. As independent Directors, they must perform their due diligence. However, their interest is much deeper. The Longleaf Board follows one of the strictest alignment practices in the investment industry with significant co-investment aside you and all the owners of Longleaf. Their collective assets in the Funds are far more than the cumulative fees they’ve collected as Trustees. They are true shareholder representatives.
In order of tenure, I’m going to introduce each Trustee and have them stand. Steve Melnyk with 19 years on the Board (applause), Barham Ray has 18 years (applause), Chad Carpenter is in his 17th year (applause), Dan Connell has served for 13 years (applause), Mars Child with 9 years (applause), Perry Steger who also serves as Chairman has been on the Board for 9 years (applause), and Rex Deloach who serves as head of the Audit Committee has been a Longleaf Trustee for 7 years (applause). Many thanks to each of you for your hard work and dedication on behalf of all the Longleaf shareholders.

Southeastern Asset Management — May 5, 2010	Page 2
In reflecting on where we were a year ago, the investment industry was fraught with fraud and scandal. We’re still seeing the repercussions today, whether it’s soap opera like Congressional hearings, SEC investigations, or a substantial proposed regulation on the financial industry. As you know, our governing principles guide how we behave. You have a copy on the screen and also in your folder. Consistent application of these principles over time has ensured that Southeastern’s interests are aligned with those of our shareholders.
Over the last few years, we have expanded our operations overseas, and regulatory supervision and scrutiny has grown to include review by the US, by the UK and Singapore Financial Services authorities. In addition, the SEC performed its first exam in ten years of Southeastern and Longleaf last year. Even with all this additional oversight, in our 35 years of operation, Southeastern has never had a regulatory sanction or a client lawsuit, an accomplishment that doesn’t surprise us but nevertheless separates us from many in the industry.
With so much turmoil in the financial services industry, the media has also paid attention to how managers treat their shareholders. You have a copy in your folder of a Business Week article that highlights Southeastern’s ethics policy which limits employees’ investments to the Longleaf Partners Funds. The article cites our co-investing policy with the Longleaf Trustees and our employees and emphasizes the magnitude of our alignment with our shareholders.
Employees of Southeastern, the Longleaf Trustees, our private foundation, and other related parties are collectively your largest partner in the Longleaf Funds. The industry fallout over the last couple of years has presented a unique opportunity to further build the Southeastern bench. For the first time in our history, we publicly solicited applicants to fill two junior analyst roles and a client interface role. Many résumés from highly qualified people that would not normally be available came our way. We couldn’t be more pleased with the outcome. Staley will tell you more about the new analysts. Brandon Arrindell is here, Brandon you want to stand up so they can see you? (applause) And Manish Sharma, Manish (applause). Our applicants on the client side were so impressive that instead of one, we decided to hire two. Peter Montgomery has 15 years of industry experience. He was first at Trustco in Atlanta and more recently at Private Capital in Naples, Florida. He will be working with our institutional clients in the Longleaf Funds including a number of you who are here. He will also oversee the mutual fund client experience to try and ensure that everything we do is best in class. John Owen came to us from DeMarche (applause). DeMarche is an investment consultant based in Kansas City. John will be making sure that we are covering Southeastern’s consultant relationships thoroughly. He will also be ensuring that we adequately follow up on referrals from new clients and build relationships that we can leverage at points in time when we have immense new opportunities like we did in ‘08 and ‘09. Please introduce yourselves to these guys when you have a chance, and if you have input for them on how Southeastern and Longleaf can improve our client interaction, let them know.
Adding staff is only one aspect of our recent attempts to improve how we work with our clients. We are in the process of a redesign of our web site which we hope will make navigation simpler and better, will make it easier to find information specific to Southeastern, and will also make the link between Southeastern and Longleaf more obvious to our investors. Please again feel free to give us any input you have into how our web site could be better for you.

Southeastern Asset Management — May 5, 2010	Page 3
We will also be giving shareholders later this year the opportunity to choose electronic delivery of their statements, we’re making signature guarantee requirements more user friendly, and we’d also again like to hear any input you have from other ways that we could make it easier to be a Longleaf shareholder.
In aggregate, our most significant improvements over the last year have been in the international arena. After ten years of having an overseas office and a fund dedicated to international investments, we have data and experience to optimize the structure of our overseas efforts. We have made a significant commitment to fully staffing both Europe and Asia. In Singapore, we have Ken Siazon who heads the office, Manish Sharma, the new junior analyst you met, Nancy Neo who covers our trading in Asian hours of operation, Joey Antonio, our overseas compliance and legal expert, and Kanako Uegaki who serves as a research assistant in Tokyo. In our London office, Scott Cobb leads the operation, Josh Shores is an analyst who recently moved from Memphis to London, Gwin Griesbeck Myerberg is a client portfolio manager who oversees our non-U.S. client relationships, and Tomomi Hotta is the assistant who keeps the office running.
The commitment of almost 20% of Southeastern’s employees to non-U.S. locations indicates our belief in the long-term investment opportunity we have overseas. Five other international improvements over the last year include, first, Ken Siazon and Scott Cobb have been made co-managers of Longleaf International alongside Mason and Staley, acknowledging their leadership roles and their research productivity. You’ll hear from them later on. Second, we expanded our services to enable smaller, non-U.S. investors to access Southeastern’s asset management services. Third, we transitioned the coverage of Andrew McDermott’s four portfolio names seamlessly when he decided to accelerate his planned departure in order to move his family to California and focus exclusively on Japanese investing. Fourth, because shareholders wanted more flexibility and had disparate needs regarding currency exposure, we ended our standard practice of hedging in the Fund. And fifth, we lowered the Longleaf International management fee by 20% to reflect the changes in Southeastern’s cost structure given the growth in international and global assets over the last decade. We are always striving to find ways to make Southeastern and the Longleaf Funds better in how we operate and in the investments that drive our long-term performance.
Next Mason will review our returns and update you on our efforts to enhance shareholder governance. (applause)

Southeastern Asset Management — May 5, 2010	Page 4
Mason Hawkins
I didn’t know we’d been that busy. Before I begin, I’d like to reiterate Lee’s welcome and express our gratitude again for your long-term support.
Last year Lee was assigned the task of reviewing the Funds’ 2008, early 2009 performance. This year I’ve taken the privilege of presenting Longleaf’s 2009 and year-to-date 2010 returns. Seniority should be entitled to at least one benefit. In Southeastern’s culture of meritocracy, I can assure you, it doesn’t get a lot of recognition.
Before we review our recent and long-term numbers, I’d like to read excerpts from last year’s presentation. We said, “There’s been a surfeit of bad news, yielding the most discounted security prices we’ve seen.” “What distinguishes this bear from all others was the fact that many best-in-class industry leaders were offered at less than half of conservative appraisals. These powerhouses had underperformed each year from 2002 through 2007. The fourth quarter of 2008 teed them up for long-term investors like no time before.” “We bought more of the Longleaf Partners Funds over this span than at any time in our history and an amount multiples greater than that invested during any other period of market turmoil.” I went on to say, “It is vividly clear using trailing average five-year earnings that the S&P 500 has never been more attractive compared to the return you would receive from lending to the U.S. Treasury.” “On the qualitative, suffice it to say we own the best businesses with the best management partners we’ve had in 34 years.” “We’ve never owned better companies at cheaper prices across the board in the three Longleaf Funds than we owned on March 9, 2009, and we confidently believe we have the best foundation in place to produce the Funds’ best returns.” I went on to say, “We’ll all stay tuned.”
“In conclusion, given that P to Vs were 48 percent, 46 percent, and 53 percent for Partners, Small Cap, and International respectively on May one, and that our companies are the most competitively entrenched we’ve ever owned, Longleaf’s future returns should be special. If our companies grow their values 12 percent annually from these depressed economic times, and we believe they can, and if Mister Market weighs their intrinsic values fairly by year five, the math says we could compound our capital at around 30 percent annually.” “Yes, we are aware of what Gilda Radner proclaimed, there’s always something. Even so, we have the deck stacked as favorably as we’ve been able to position it in 34 years.”
We’re happy to report, in 2009, all three Longleaf Partners Funds posted terrific results, significantly exceeding our absolute annual return bogie of inflation plus 10 percent. The Partners Fund was up 53.6 percent, had its best year in its 22-plus years and bettered the S&P 500 by 27.1 percent. The Small Cap Fund had its best year. It gained 49.3 percent and exceeded its benchmark, the Russell 2000 Index, by 22.1 percent. International increased 23.2 percent but was shy of EAFE’s 31.8 percent return.
Progress in 2010 has also been meaningful with each fund outpacing our absolute annual goal of inflation plus 10 percent. Through Monday, May 3rd, Partners was up 13.1 percent versus the S&P’s 8.5 percent, Small Cap was ahead 16.1 percent against the Russell 2000 17.6, and International had gained 5.3 percent compared to a decline of 1.6 percent for EAFE.

Southeastern Asset Management — May 5, 2010	Page 5
Slide three shows the three Funds’ ten-year cumulative performance compared to the, Respective indices. It has certainly not been, quote, “a lost decade” for Longleaf owners. Each Fund has dramatically outperformed its index.
The next graphic gives the Partners and the Small Cap Funds’ 20-year cumulative returns compared to results you would have achieved had you indexed. As you know, Longleaf’s returns are after all management fees and expenses but the S&P 500 and Russell 2000 do not have any management fees or costs subtracted. If you’d invested a million dollars in the Partners Fund 20 years ago, today you’d have $8,812,900, or your initial $1,000,000 plus the 781 percent cumulative return. $1,000,000 committed to the Small Cap Fund two decades ago would have compounded to become $7,582,800.
The April 11 New York Times mutual funds report published the average tenure of portfolio managers for each U.S. fund. We learned a scary statistic. My almost 23 years “on the case” at Partners, as our associate Frank Stanley would say, is about the longest any mutual fund manager’s worked for shareholders. No turnover here. And Staley’s been a co-portfolio manager with me for all or most of the three Funds’ histories. We hope we have the opportunity to work for you for another 23 years, for many reasons.
Charlie Munger, Warren Buffett’s sidekick and long-term partner at Berkshire Hathaway, has said, and I quote, “Perhaps the most important rule in management is get the incentives right. Never, ever think about something else when you should be thinking about the power of incentives. Never a year passes but I get some surprise that pushes a little further my appreciation of incentive superpower,” end quote. Ben Franklin counseled, quote, “If you would persuade, appeal to interest, not to reason.”
In the Longleaf Partners Funds’ 2009 annual report, you may recall we wrote, “Some years ago Jack Byrne, a friend and an exemplary corporate leader at Geico, Fireman’s Fund, and at White Mountains, observed that to get proper board and executive behavior, it is critical to properly align directors and management’s interest with shareholders. You do that best by equitably making them owners. That is to say, get the incentives right. Owners make better decisions than hired hands.” Jack also admonished his three sons and us to never expect someone to act other than in their own economic interest. Subsequent to that advice many years ago, Southeastern strived to create a best-in-class, accountable, owner-operator, partnership governance culture for Southeastern’s and Longleaf Partners Funds’ shareholders. Southeastern’s employees must use the Longleaf Partners Funds exclusively for their public equity investing. Longleaf’s Trustees are required to invest an amount equal to their Board compensation in the three Funds. As a result, Southeastern’s employees and affiliates are the largest group of owners across the Funds, and Longleaf’s Trustees have nearly three times their cumulative remuneration invested in the Funds.
This alignment and our owner-operator partnership culture have contributed to Southeastern’s 35 year history of regulatory compliance, putting shareholder interests first, investment discipline, and out-performance. We believe few investment managers have a conflict-free history of out-performance because they’re not uniquely aligned with their clients and shareholders.

Southeastern Asset Management — May 5, 2010	Page 6
Southeastern seeks similar owner-operator corporate governance from our investees. We have found that when Directors’ decisions impact their personal economics, Board members become extremely focused on prudently building value per share. We believe Directors should be paid in cash and use all of that after-tax cash to purchase shares of the company in the open market. Those shares should be retained for as long as the Director serves on the Board. Thus, owners will serve owners. This simple standard provides the most accountability and properly aligns the Board’s interest with shareholders. This alignment helps ensure better operating and capital allocation decisions that responsibly weigh risk against the probabilities for future returns.
Some three weeks ago, we wrote our investees and asked them to adopt this stock ownership governance standard for their Directors and said that we intended to back our conviction by adding this policy to proxy statements if Directors do not sufficiently incorporate the ownership policies described. To date, we’ve received responses from many and almost all agree with our intentions, but for some, the implementation of the specific mechanics is cause for further discussion. We do think it makes sense to relax our strict requirement for qualified Directors from academia, government, or for those not considered wealthy to allow them to sell some shares to augment their personal incomes, as long as the Board approves the sales. Also, selling should be permitted in the case of personal emergency, again, if approved by the Board.
Our proposal has numerous benefits that many Director compensation plans fail to accomplish. Directors are required to purchase their shares in the market like all shareholders must and to consider price versus value before they buy. Buying shares in the open market prevents the dilution of new shares being offered. Ownership concentrates Director decision making on prudently growing corporate value per share. Ownership keeps Directors ever vigilant, focusing them on all threats and risks, be they poor management operating or capital allocation decision making, financial, competitive, currency, or regulatory risk. And importantly, considerable Director ownership helps ensure that management compensation plans will be fair and more prudently aligned with shareholders.
We will be working collaboratively with our companies’ Boards to adopt acceptable Director compensation, stock ownership incentive plans. Because most of our companies have calendar year ends, we will have eight months or so to accomplish our governance objectives before proxy deadlines. We will report our success, or lack of success, at next year’s Longleaf meeting.
Finally, we’re convinced the 2008 financial crisis would have been avoided had America’s largest financial corporations been stewarded by Directors who were at risk with their shareholders. So governed, these companies almost certainly would have not irresponsibly over-leveraged and hypothecated their balance sheets, granted excessive one-way cash compensations incentives to managements, and approved loans that fundamentals and common sense told them would not be repaid.

Southeastern Asset Management — May 5, 2010	Page 7
Instead of being required to view their Board responsibilities through owners’ lenses, Directors were paid egregiously large cash compensation and incented essentially to show up, approve management’s agenda, collect their fees, and leave. And, as we’re all painfully aware, shareholders and U.S. taxpayers picked up the tab for this horrific oversight. Not only did they not share the downside risk with shareholders that they supposedly represented, they took multi million dollars of cash from owners.
We will be working hard on your behalf to improve our investees’ Board compensation plans. They must appeal to Directors’ interests, not just to reason, and get the incentives right. Staley. (applause)
Staley Cates
Well thank you all for coming. My big personal decision while I give my typically boring speech will be this would be the first year in the 19 years I guess I’ve done this where I may have to go with the reading glasses, which on one hand would make my kids tease me mercilessly but, on the other hand, Richard and Jim told me as we came here that that would be good because it would give me gravitas and seriousness or dignity or something like that. So if this begins to sink like normal, I’m going to put these on for gravitas.
Our biggest news item in research, as Lee mentioned, recently has been Ken Siazon and Scott Cobb being named as co-portfolio managers of Longleaf Partners International. Although Ken and Scott have both been with Southeastern since 2006, their four-year tenure with us vastly understates their years of experiences in other places doing things in a similar way as Southeastern. Ken was an investment banker in Asia for over a decade, but for various reasons, he acted more as an investor of firm capital than as an advisor. Scott ran his own fund for over a decade before joining us, and from looking at his positions and track record, it was very easy to see how he invested. Ken’s experience in buying distressed debt in Asia and Scott’s experience buying under-valued securities mean that they’ve each been doing this for more like 15 years than four. Better yet, they bring particular talents and strengths to the regions where they live — Ken in Asia and Scott in Europe.
Through Ken’s business contacts in Asia combined with his personal networks there, he has huge credibility and experience in that part of the world. He is more than comfortable navigating Japan and leading our office there and has even more experience in Asia outside of Japan.
As for Scott in Europe, he has cobbled together his own excellent research network there. After partnering with some of the best capital allocators and co-investors in Spain and France via multiple companies, we have very good research checks in those markets. In London, we have great relationships, both on the investees’ side through names like Diageo and also through the five billion dollars of separately managed accounts that we have there. Interestingly, Germany has probably provided our best recent returns of all between the realized gains in Linde and the unrealized gains in Hochtief.

Southeastern Asset Management — May 5, 2010	Page 8
Better even than the geographic match of Ken to Asia and Scott to Europe is their level of vesting in Longleaf International. Scott folded his fund and put his capital into Longleaf International alongside yours and ours, and Ken sold all of his stock holdings to put that capital into Longleaf International alongside yours and ours. When that happened, we picked up not only two great senior analysts, but also two guys who are immediate and heavily vested co-owners.
Where the rubber hits the road in determining quality of analysts is incredibly simply the names they generate. Of the twelve names in International that we bought in 2008 and 2009, nine were winners, two were realized losses, and the jury’s out on the other one. Of the nine winners, Ken led the work on four of them and Scott led the work on another four. This is the most recent confirmation of their ability to co-lead the International research effort.
Rounding out the International research team are Josh Shores and Manish Sharma. Josh has not been forced to stand up yet so he has to now. Will you stand up? (applause) Josh has already proven himself to be a valuable team member. I’m sorry; I just totally jumped too far down so let me (laughter). Josh has been on the International team since joining us in 2007, but until a few months ago, was doing that in Memphis. He has recently moved his family of five to London where he works alongside Scott. Josh has already proven himself to be a valuable team member and will add even more dimension to his experience by his time living in Europe.
Manish joined us after getting his MBA from Chicago, but far more intimidating to us Americans of lesser intellect around him is his undergraduate engineering degree from the highly revered Indian Institute of Technology. Manish will be in our Singapore office with Ken, Nancy, and Joey, as Lee mentioned.
Turning now to the U.S., our full domestic team doesn’t get enough attention because official accolades go to Mason and, to a lesser extent, to me because we’re listed as portfolio managers. This does a vast disservice to Jason Dunn, Ross Glotzbach, and Lowery Howell who have made excellent and tangible contributions to Longleaf.
Jason I will not make stand up cause he’s going to have to in a little bit, but he’s been at Southeastern since 1997 and is critical to our whole process. He’s not only a terrific and thorough analyst but he also has a major role in the training and coordination of the entire research team. Jason is a generalist but his world class expertise in several areas including our largest current industry weighting insurance — I’m sorry, including our largest current — that’s as bad as remuneration — insurance — sorry.
Ross joined Southeastern in 2003. Ross, now you have to stand up (applause). Ross joined in 2003 and soon became a Southeastern partner more quickly than anyone had done in many years. He is a far better analyst than many older and better known peers in our industry. I consider Ross our best mind in the analysis of oil and gas and media names.

Southeastern Asset Management — May 5, 2010	Page 9
Lowry Howell, right there (applause). Lowry joined in 2006 with ten years of experience. He is technically excellent and his deep dives, both in the names he covers and in important devil’s advocate work on other analyst’s names.
Last but far from least is the rookie of our U.S. team, Brandon Arrindell who has already been forced to stand up. Brandon grew up in Memphis, went to some little college in Boston called Harvard, and then worked at Morgan Stanley in investment banking.
The research team is better and more active than it’s ever been. Although you are not in our offices daily to witness that, you can actually see it in the portfolio several ways. Our cash positions in the three Funds, which are larger now even than they were at March 31st, either means that we’re being very picky or that we’re being too unproductive to generate names. However, the large number of research reports handed out as well as the number of companies visited should comfort you that it’s not the latter. So it’s safe to assume that our quality filter is turned up very high. Also the number of investment candidates where we have done extensive work and passed is multiples larger than the number of names that we’ve actually bought. You can also see the filtering that’s coming from the good research teamwork from quality of the stocks that we bought in the crash and then their subsequent performance. Of those positions purchased in the crash across the three Funds, which don’t include the additions we made to existing names, every one of them is up since purchase, they have done very well as a group overall, and they featured names of indisputably high quality like Berkshire Hathaway and Diageo.
The valuation appraisals of our companies have been tightened down and evaluated so carefully throughout this recession and bear market that even if the economy goes south again, we believe that there is little likelihood of appraisal markdowns anything like what we experienced in the crash. That doesn’t mean stock prices won’t go down, but it does mean that the intrinsic values which should determine those stock prices in the long run should create either some protection or a strong subsequent price recovery.
Our worst case stress tests have gone from being academic exercises two years ago to actual observations of how badly things can and might go wrong for our companies. That makes it easier to bake in the proper worst case scenarios. The good news right now is that corporate values are beginning to grow despite a spotty economy.
In the first four months of the year, our performance in all three Funds is way ahead of any move in those price to value ratios. The biggest underlying reason that prices have gone up, and the P to Vs have stayed at attractive discounts, is that our Vs are generally growing again at healthy rates, higher than a normal discount rate. When your appraisals grow noticeably faster than your discount rate, either you were too conservative in the initial appraisal or the business is performing surprisingly better than you expected. Either is good.

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There remains plenty of upside in the appraisals, not just because they’re starting from a recession base but because our underlying companies are so good as defined by their high marginal returns on capital, their wide moats, and organic growth prospects.
Now we’re going to let you hear directly from some of those stars that I talked about and the first one is Ken. (applause)
Ken Siazon
Hello. Before I talk about Cheung Kong, I wanted to briefly describe our activities in Asia. As you can see, about 45 percent of the International portfolio is in Asia, 29 percent in Japan, and 16 percent in Asia ex Japan. In the past four years, we’ve expanded our universe of Asian investments from I would call it an almost exclusive focus on Japan to other countries including Hong Kong and Malaysia. For the first time, we’ve initiated two investments in mainland China.
This increased exposure in emerging markets is not really the result of a macro decision to increase allocation to the ... class. Rather it’s the result of the same bottom up research process that we use to find good investments by using filters of business, people, and price. The increasing geographical diversity is also a function of our expanding network of contacts with management teams, boards, and industry sources in the 12 years that we’ve operated in Asia, as well as a number of research staff focused on Asia, as Lee mentioned.
Going on to Cheung Kong, Cheung Kong is a conglomerate with a number of world class businesses. In Hong Kong, Cheung Kong dominates the mass residential property market with one of the largest residential land banks. Last year Cheung Kong supplied about 50 percent of the new units in Hong Kong. Land in Hong Kong is particularly valuable. The size of Hong Kong is basically half the size of Shelby County, but it’s got about seven million inhabitants, so closer to eight times the population of Shelby County.
In China, together with 50 percent owned affiliate, Hutchison Whampoa, they own a number of, a bunch of real estate, about 200 million square feet, making them one of the largest real estate companies in China. Unlike most Chinese developers, Cheung Kong has the financial staying power to hold onto the land bank until prices are high and to acquire land back when prices are low. Aside from real estate through Hutchison Whampoa, it also operates one of the largest container port systems in the world and 49 ports in 25 countries. Of the top nine busiest ports in the world, they operate in six of them. It also operates one of the largest beauty and health store chains in the world with about nine thousand stores, which achieved 5 percent operating profits margins last year, which was particularly tough. Besides that, they own a 35 percent of Husky Energy, a Canadian oil and gas company, and operate one of the largest mobile telecos in Europe and are major players in power and infrastructure through Cheung Kong infrastructure and their affiliate, Hong Kong Electric.

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So with only, you know, 6 percent net debt to equity, Cheung Kong is poised to be a liquidity provider to take advantage of any opportunities. They share a similar investment philosophy and competitive advantage to Southeastern and primarily a long-term time horizon, and they have the ability to buy assets cheaply, wait until the value grows, and, and sell when the value is recognized. They’re not wedded to any particular business and have sold assets at high prices.
So Cheung Kong is the Hong Kong listed flagship of Li Ka Shing, probably the most famous businessman in Asia, known as Super Man to the Hong Kong public and often compared to Warren Buffett. He’s well known for his investing prowess and has a tremendous track record of value creation and realization, which I’ll describe shortly.
As you can see from the messy ... chart, a big reason why this is cheap is because it’s complicated. The market just doesn’t do the work to value the many different pieces of the business or its 49 percent owned affiliate, Hutchison Whampoa. In addition to the complexity, it’s cheap because, one, there are fears that the Hong Kong and China property market will be severely affected by the Chinese government crackdown on real estate and, two, because Hutchison Whampoa has an under-performing division in their European 3G mobile business.
We have a pretty conservative appraisal of Cheung Kong. For example, we value their Hong Kong land bank at cash cost and their Chinese land bank at a slight premium to cash cost, so we think that the market value actually of their Hong Kong and China land bank is probably about a 40 percent premium to actually, the book value. Mobile is only worth 5 percent of the value of Cheung Kong, and we think it’s conservatively appraised.
In terms of people, you know, we think that Li Ka Shing is a great partner who’s fully aligned with minority shareholders. The vast majority of his wealth is tied up in the 42 percent of the company that he owns, which he has increased by 6 percent in the last decade. Since the bottom of the market in March 2009, he has bought about $530 million worth of shares in Cheung Kong. He was probably one of the largest insider buyers in the world in 2009 and 2010, and he’s indicated his intention to continue repurchasing shares while cheap.
In the International Fund, this is the second time we own it. We first initiated the investment in Cheung Kong in May 2006 at $83 and, as it approached our value in the end of 2007, we sold at around $140. We began investing in Cheung Kong again in August 2008 at around $110 and continued buying in the downturn as the markets presented us with another opportunity to own a world class business at a significant discount to appraisal.
Cheung Kong has a long track record of value creation and some of the highlights are in the table. Starting for example in 2007, they sold their two-thirds stake in their Indian mobile sub to Vodaphone for about twice their appraisal of the business. They sold 20 percent of their port business to the Singaporeans for about 60 percent more than our appraisal. They sold their stake in Voicestream for about four times their cost. They sold Orange to Mannesmam for about 10 times their appraisal. They’ve turned a $400 million investment in Husky Energy in 1985 to a stake that’s worth about $9 billion in today’s market price. And during the financial crisis in 2008, they bought back about $5 billion of debt at a discount and achieved significant savings and value for shareholders. So you know, this is a long and sustained track record in creating value for investors and that gave us the comfort in investing alongside him, and we currently have an overweight position in the International Fund in Cheung Kong.

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Thanks so much and I think Scott is going introduce the investment ... Accor. (applause)
Scott Cobb
Well hello. I have prepared remarks here but about 30 minutes before I came over here, I grabbed Josh who now is sitting in our London office and has been my sounding board from before both of us were at Southeastern. I just read him a paragraph of it and he just looked at me and said, “that’s absolutely awful,” so please, please don’t. So I thought, you know, I can do this, (puts notes down) I do it all the time, so I’m here to tell you about Accor. I just will say really quickly that it’s been a blast for me to have Josh move to London. Josh and I worked together, not officially, but he was sitting in Greensboro, North Carolina, when I was in Chapel Hill running my fund, and you know, it gets awfully lonely when you’re the only person to ask a question to, so Josh was my sounding board and I was very pleased when he was offered a job here at Southeastern. And now that he’s sitting in London with me, it’s a lot of fun for us, and I feel like our research capabilities have just grown exponentially since he’s arrived.
But anyway, I’m here to talk about Accor. Accor is the largest European hotel, branded hotel company and the fifth largest hotel company in the world, and also the global leader in what are called prepaid service vouchers. So the outline of this is going to be very simple. I’m going to tell you about the business, I’m going to tell you about the people, and I’m going to tell you why we were able to buy it so cheaply.
First the business. Hotel businesses are very, very simple. Accor operates across the spectrum from luxury hotels to economy hotels. Brand names include Sofitel and Pullman on the upscale side, and in the economy segment in Europe, you would know them from Ibis, Etap, or Formule 1. Many of you would probably know them here because they do own Motel 6. As I’m sure you can imagine, the economy segment for hotels is a very attractive business because it tends to be a lot more resilient than the other segments in the hotel industry. In Europe in particular, and that’s where Accor’s competitive advantage is, and in the economy segment in Europe, there are structural advantages that exist that may be hard to see initially.
First, you can see this most prominently in their market share in France, they, they have about 80 percent of the market there. So in the economy segment what that enables them to do is maintain and control pricing. And so you’ve seen this actively. As the economy has fallen off a cliff, Accor in their economy hotels in Europe has been able to maintain and grow their average daily room rates which, as you probably know, most hotel companies in the world have seen rates decline in double digits over the past year. That’s a function of their market share clearly, but that market share is a function of what’s unusual in France and really in Europe in general, as there’s less land and there are tighter zoning and planning restrictions. So there’s lower supply. You don’t have a lot of supply coming on, so it’s very, very difficult for anybody in this room to go out and start on a hotel operation that can take on Accor in the economy segment in France. So they have a very, very great competitive advantage there. And unique to Accor versus say an Intercontinental Hotels or a Marriott, is that they actually own and lease about half their hotels where these other guys are just a pure fee based model.

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So I should now talk about the voucher business which I don’t know how many people in this room are familiar with. When I first looked at Accor, I didn’t have a clue what vouchers were. I mean, I knew what they were but I didn’t know how they functioned and the economic characteristics of that business, so it’s very, very interesting. The founders of Accor in the late 1950s were sitting in France and they looked around, and they saw all these big corporations with a couple thousand employees who had these in-house canteens or lunch rooms and they were able to offer these subsidized lunches to their employees. And as you can imagine, I mean, that’s an operating expense so the company was lowering its overall tax liability, and the employees were getting basically excess remuneration without taxes on that.
So the founders of Accor looked around and said, wait a second this is unfair structurally to smaller businesses. So they went to the government and they said. What if we create a voucher program whereby companies that can’t afford to put an in-house lunch room or just don’t have the space to do it can still subsidize lunch for employees. And the government said, “that’s a pretty good idea,” and so the prepaid service voucher industry was born at that time. And Accor is now the global leader with 40 percent of the market share there and their main sort of product is called Ticket Restaurant, which we wouldn’t know here, but it’s primarily in France and in Brazil, their two big markets. So the geographic mix of this business is 60 percent Europe, mainly France, 40 percent Latin American, mainly Brazil.
So you may ask, well why would any rational government — I don’t know if you can put those two words together [laughter] but why would any government give up tax receipts willingly? I mean, that strikes us as illogical behavior. Well, the reason is, because they actually don’t give it up. I mean, they’ve done studies, both the government and Accor have done studies and looked at this market over the 40 years, 40-plus years that it’s existed in France, and while they give it up on the payroll tax on the income side initially, they make it up on the back end. What happens inevitably, when you have, let’s say you have a square block and you have all these companies that are issuing these vouchers to employees, and you’re a potential restaurant owner, and you want to open a restaurant you’re hedging your bets if you know that there is a guaranteed customer base there with these paper vouchers that are going to come into your store or restaurant and spend their money. So you’re more likely to open restaurants, you’re more likely to open little super markets to service these employees who have these vouchers. So there’s job creation, and those excess jobs actually increase payroll taxes and income taxes, and then you have less of the economy functioning in the informal economy so they’re actually able to move that to the formal economy and claim taxes on them. And then there’s just more purchasing power in the economy. But they’ve done these studies, and it’s basically a wash.

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Now what’s interesting to me, fascinating, is in Brazil, it’s a little different because not only do you have this sort of gap between the companies that can afford the canteens in-house and those that cannot, you also have 50 percent of the transactional economy in Brazil informal. So the government’s not even getting the taxes on 50 percent of transactions there. So what Accor did and Sodexho, their main competitor globally, they went in to Brazil, and they created electronic vouchers. So in France, they’re paper vouchers, and that’s a societal thing because many employees in France will take those paper vouchers, use them, get another voucher for less money after spend for change, and then give those to their kids to go to McDonald’s or whatever, so the whole family benefits.
Well clearly that’s an inefficient way to run your business, and so when they opened the new market in Brazil, they did it electronically. So they’re like debit cards, and you just naturally have more of the transactional economy coming into the formal economy, so they’re able to collect taxes on them. That’s sort of the attraction and clearly companies love it because it’s a way for them to increase remuneration for their employees in a tax efficient way. That’s the business. They’re great businesses and I’ll say that the voucher business is one of the best I’ve ever seen, period. I mean, it generates a ton of cash, it’s non-cyclical, it grows organically at double digit rates and has done so for almost 15 years, takes no capital virtually to operate and grow, and frankly, is just a phenomenal business. So you may ask, “Well how in the world were you able to buy it? If it’s such a great business, wouldn’t the market recognize that?” And I’ll get to that, but I want to talk about what I think is a very important element of what we do — we all seek business, people, price and different analysts sort of put more focus on one or the other, but we’re always needing all three of those metrics to qualify.
For me, the biggest element is people, and so what got my attention with Accor was Colony Capital, which is a U.S. based real estate private equity firm, and has a French arm. So they have a French office with a French head, a separate entity, and in conjunction with another private equity group in France, Eurazeo, they bought what is now a 30 percent economic stake in Accor. And I know those guys are very, very smart real estate investors, and what initially attracted them in 2005 were the owned assets. They owned hotel assets that Accor had, and so they saw a disconnect between the market price of Accor and the value of these underlying assets.
So when Colony went in, they originally went in because they liked the hotels and that is a very common theme, because we had the opportunity to buy Accor because the market and many analysts were ignoring the voucher business, simply because they didn’t understand it, or maybe they understood it and just chose to ignore it because they were lazy. I don’t know, but for whatever reason, they ignored it. So it wasn’t easy to see, but anyway, Colony went in for the real estate, they bought 30 percent, and in France, they have a really great practice where they reward long-term shareholders. And the way they reward long-term shareholders is they reward them with double voting rights after a certain period of time of holding their shares. In Accor’s case, it’s two years.

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So Colony and Eurazeo built up their stake over time at an average price of maybe €45 and, you know, if you fast forward to when we were buying, they had about 50 percent of the votes. So we had a large shareholder in there who had a track record of doing what we would consider to be shareholder friendly activities. For example, they completely changed the corporate governance structure of Accor. So first they brought in a new CEO, Gerard Pélisson, who is actually the nephew of the original founder of Accor, and the founding family still owns, Gille’s family still owns about 4 percent of the shares. They bring him in and, unusual in Europe, they make him eventually both CEO and Chairman, which is very unusual to combine those roles in Europe.
Next, the board was unwieldy at 18 members, and they couldn’t get anything done, so they reduced it to 12, just to have a more efficient operating board. So they brought in Jacques Stern as the CFO who frankly is one of the best operators I’ve ever met. So they changed management, they changed the board structure, they get the right compensation structure in place to reward these guys, and then the new management that comes in creates what they call the “asset right strategy.” The asset right strategy just meant, we’re going to sell some of our valuable hotels, take that cash, and give it back to the shareholders. So that’s what they did. They started selling their hotels in 2005, 2006, giving that money back to shareholders in the form of buy backs and one-time dividends. Then the market fell off a cliff, and they clearly pulled back on that activity, but the underlying value of those assets was still there. So that’s the people.
Price. Why were we able to buy this? I thought a lot about this and to me, Warren Buffett says that what he tries to do is find one-foot hurdles to step over. And this is just one of those examples. And it literally is a one-foot hurdle because every single one of the analysts who follows Accor are leisure analysis. They’re hotel analysts, so these guys would just simply take 100 percent of the earnings stream of Accor and place a hotel multiple on that earnings stream, ignoring the fact that 40 percent of the operating income of Accor comes from this voucher business.
Now I’ve described these businesses to you, but you know, hotels are cyclical and capital intensive. Vouchers are non-cyclical, highly cash generative, and grow organically at double digit rates. Clearly those are worth different multiples. So all I did was went in and said, “Right, the stock’s selling at 32 Euros a share, my value’s in the mid’50s — it’s kind of a no-brainer.”
So the question is, how will the market ever recognize the underlying value of the voucher business. So the company, to its credit, tried to highlight that through investor days and other activities, but the market still ignored it. And we went in, not with a sense of timing or that anything would happen, but we thought it didn’t make sense with these two businesses to operate under one corporate structure. So I didn’t know if that meant that they would split the company or that somebody would buy one of the other companies. I didn’t know how that would work out. I just thought that, you know, it didn’t make sense for that corporate structure to exist, and management agreed with us, but nobody knew timing.

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So if you fast forward, to the fall of 2009, Gille goes to the board, and he recommends that they split the company into two. And the board said, Right, we’ll study this proposal and come back with a recommendation. They came back in December of this year and said, “We completely agree with it, the market’s missing the value of this underlying business, and we need to highlight that. We’re going to split.” Then they came out in February of 2010 and actually set a date for that split, July 2nd. So that’s where we are today. And you can clearly see it in the price. You know, it hung around the mid 30s most of 2009, and then when they actually put a date on the split, the stock rallied into the mid 40s and the market is beginning to recognize the underlying value because these analysts are having to value this business.
And again, the problem with not having notes, I failed to mention, I think it’s very important to mention how vouchers work. That would probably be helpful. So basically at Accor, a company buys a voucher from Accor for face value, say 100 Euros plus a commission. They then give that voucher to their employee. The employee then goes and uses that voucher at an affiliated restaurant or super market, and the affiliate then redeems the voucher from Accor for face value less a refund commission. So it’s just a fee business with Accor collecting fees on the front end and collecting fees on the back end. And in between that time, between when the companies buy the vouchers from Accor and when the affiliate redeems it, is about an eight-week window. And you can probably imagine that creates float, which is money that Accor holds during that time frame but they don’t own it. But they’re able to invest that money, collect the investment income off that float, and pocket that. So it’s a great business with float, all this organic growth in front of it, high cash, it takes no capital to operate. So it’s a phenomenal business. So they’ve decided to split. Jacques Stern is going to run the services business, voucher business, and Gille is going to stay with the hotel business. And they publicly announced that in the hotels, they have a strategy over the next four years to go back into the “asset right strategy” and to unlock the underlying value in the hotels and return that cash to shareholders over time.
So I guess, to leave it, I would just say we’re staying tuned. We love both businesses. We’re very happy with management, we’re very happy with our position, and we’ll see what Mister Market does when the split happens, and whether he puts a rational value on both these businesses or one or, or what. But anyway, thank you very much. I think Jason Dunn’s next. (Applause)
Jason Dunn
For those who are nervous, this is our last presentation. I’ll be presenting the case for the Aon Corporation. Aon represented 4 percent of the Longleaf Partners Fund as of March 31st. Though we’ve owned and sold the company before, Aon is again a recent addition to the portfolio. My presentation will be focused on Aon’s quantitative and qualitative attributes as an investment as seen through the three lenses of business, people, and price.

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So first the business. Aon is the world’s largest re-insurance and insurance broker for commercial customers with roughly 15 percent market share and also owns a leading consulting operation. It is one of only three global brokers capable of serving the insurance needs of the world’s larger, complex, and internationally located companies. For perspective, Aon has more than 500 offices in 120 countries and 36,000 employees. Aon is an outstanding franchise. As it collects commissions and fees to transfer risk from its clients to insurance underwriters, Aon’s business represents a gross profit royalty on the world’s growing risks. Aon actually began as an insurance company, not a broker, and only in the last two years has become a pure broker and consultant. This transformation is significant and has dramatically improved the fundamental characteristics of the company. The insurance underwriting business, distinct from insurance brokerage, is one that is highly competitive and capital intensive.
So what are the fundamentals of an insurance broker? Brokers do not require significant financial capital. Brokers generate revenues primarily as commissions and fees placing risks with appropriate underwriters, and for related risk management advice. Demand for the top three broker services grows with growth and global risk and growth and global insured values. I emphasize global because the majority of the earnings power of the top three brokers remains outside the United States and benefits significantly from the stronger international growth. Inflation benefits the top line of an insurance broker as it increases insured values. Additionally, inflation and consequent higher interest rates increase broker revenues by increasing investment income. Brokers are able to generate material investment income as they sit in the middle of the flows of massive premium volumes and claims volumes moving between customers and insurance companies. These pass-throughs create float that the brokers hold and invest. We love the inflation protection inherent in the broker insurance model. Insurance brokerage is becoming increasingly oligopolistic as the industry is consolidated, decreasing price competition and commission rates.
Finally, the top three brokers are capable of generating very attractive margins. Aon and Willis have demonstrated the ability to earn 20 percent plus pre-tax margins that are growing. These fundamental characteristics lead to the largest brokers being able to sustainably generate substantial free cash flow, high returns on capital, and attractive earnings growth over the long term. In Southeastern vernacular, Aon’s franchise is of perma holding quality. So that’s a summary of Aon’s business.
Next I’ll talk through the people portion of our investment case. Aon’s leadership transition in 2005 to current CEO Greg Case is a critical component of our case. Management under founder Pat Ryan built a terrific collection of assets under the Aon umbrella through hundreds of acquisitions over 20 years. But, by the early 2000s, Aon was just that, only a collection of valuable assets, including brokerage, consulting, and the legacy insurance underwriting businesses. With acquired subsidiaries and offices all over the planet, substantially not integrated, Aon was far from optimized. This state was ironic given Aon’s name is actually Gaelic for oneness. The company was anything but.

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In 2005, Greg Case succeeded Pat Ryan. Greg was formerly head of the financial services practice of McKinsey and Company, the international management consulting firm, where he had also run McKinsey’s global insurance practice. While it may have been less surprising to see how great an operator Greg would become with his consulting background, Greg has also proven to be a terrific capital allocator.
Now only 47 years old, Greg, along with his team, have logged the following accomplishments during their five years with Aon. They divested the lower return, capital intensive insurance underwriting operations in 2008 and 2009 for roughly $3 billion, which was significantly above our appraisal. In core insurance brokerage, Greg’s teams increased margins dramatically from 15.5 percent in 2005 to over 20 percent today, and that’s despite enormous headwinds, including the recession, declining interest rates and lower interest income, and turmoil in the wake of Eliot Spitzer’s focus on the industry in 2004. Finally from 2005 to today, Aon has bought back $4.3 billion worth of its stock at significant discounts to the company’s intrinsic value, leaving Aon’s market capitalization at only just over $11 billion. Over $2 billion remains authorized for share repurchase. To summarize this performance quantitatively, adjusted earnings per share have grown from roughly a $1.75 in 2005 to $3.10 in 2009, despite significant headwinds.
How do we know Greg and his team will continue to perform for shareholders? His track record speaks volumes, but Greg and his team’s compensation and ownership aligns management and shareholders tightly. Greg owns 1.2 million shares, restricted shares, or units. That’s roughly $50 million worth of direct exposure to the stock personally and does not include an additional 1.5 million options he has, on shares, not price.
Finally, as part of business, people, price, I’ll review why Aon’s price is so compelling. At $42, Aon sells for approximately 70 percent of our conservative $60 appraisal. $60 represents 16 times the $3.75 per share of free cash flow we expect Aon to produce over the next 12 months. I’ll walk through today’s appraisal first and then highlight the significant possible upside to today’s appraisal.
Over the long term, we believe Aon will grow its top line at a minimum of low to mid single digits, and with some margin leverage, will achieve faster growth in free cash flow. Our modest assumptions easily justify a 16 times free cash flow multiple, which happens to reconcile with where the brokers have traded historically. The conservatism and significant upside to our $60 appraisal is a product of hanging this sober multiple on a free cash flow estimate that is in fact depressed — depressed on each of revenues, margins, and share count. I’ll briefly talk through each of these.
First, revenues. Aon’s revenues are at trough levels as a result of economically depressed units and insured property values, low and unprofitable insurance prices, and near zero short-term interest rates. To quantify appraisal upside, let’s pick one of those revenue drivers, short-term interest rates. If short-term interest rates rise again, and they will, back to 2008 levels as an example, our appraisal increases by $4 per share or 7 percent.

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Now some color on margins. Aon’s margins assume and our free cash flow estimate, I’m sorry — Aon’s margins assumed and our free cash flow estimate have significant room to rise from today’s roughly 20 percent level. Recognizing this, Aon recently raised its long-term margin target from 20 to 25 percent. Margin drivers include two substantial restructuring programs that are nearly fully implemented but will yield significant savings in future periods. Additionally, major global systems and platform improvements, a product of three years of hard work, will help improve commission rates realized and perhaps dramatically. Quantitatively, if brokerage margins move from today’s level to the long-term goal of 25 percent, using today’s revenue base and the same multiple, our appraisal increases by $10 to $11 per share or 18 percent.
Finally, Aon share count. Aon’s balance sheet is materially under-levered. We believe Aon could easily issue and carry an additional $2 billion of debt necessary to execute the remaining $2 billion of share repurchase authorization. Executing this authorization would decrease shares outstanding by 18 percent. If the company repurchased $2 billion of stock at today’s low prices, our appraisal would increase by $3 or 5 percent.
So to summarize, our $60 Aon appraisal is in fact very conservative. Just by clipping the free cash flow coupon of $3.75 and Aon growing at modest levels, our $60 appraisal will compound in the low teens annually. As I highlighted, with some normalization of interest rates, Aon executing on its published margin goals, and some optimization of the balance sheet, Aon’s appraisal could increase to $75 to $80 per share within a couple of years. Reframing the opportunity at $42, today’s price, you can buy Aon at a 9 percent, after-tax free cash flow yield with depressed free cash flow that will grow substantially going forward. That compares to the 10 year Treasury yield, which is taxable and fixed, at a meager 3 and a half percent.
To wrap it all up, we believe Aon is a durable franchise with significant competitive advantages and excellent prospects, run by capable and owner oriented partners, trading in a trough multiple on depressed free cash flow. The Aon investment case offers a good example of the conservative analysis we use to arrive at our appraisals and the significant upside to those appraisals today, especially as our investees compound from depressed fundamental levels of 2009 and 2010. So that’s the end of my presentation.
We’re going to go into Q and A next, so if Staley and Mason can make their way up. But before that, Lee asked that we take a delay for anybody who’d like to leave, You’re welcome to, and then if you’d like to stay around for the Q and A, please do. Mason and Staley. (applause)
Mason Hawkins
We’re glad most people are staying. We’re going to take questions as they come and any question’s fair game. And if we don’t know the answer, we’ll tell you. And if Staley and I have no idea, maybe some of our assistants can help. So if you raise your hand, someone will bring you a microphone so we can hear it.

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Q:	What’s the current investment thesis for Dell?
Mason Hawkins
I guess everybody could hear that. Staley’s our resident expert on Dell and its future leadership and its business prospects.
Staley Cates
That is not a position of honor, as you can tell by looking at the stock price, to be the analyst on Dell, but I’m happy to go through it. Several things, we’ve talked about this before, so I’ll try not to be repetitive, but back to our very simple “business, people, price.” Probably the biggest thing to remember about the business is that when most people think of PCs and Notebooks, that’s what they think of, and they realize how brutal that is, and how price points are going to 400 bucks, and how there are netbooks and smart phones and consumers and all that stuff. And that’s actually surprisingly a small part of their (Dell’s) value. The margins are so low, and it is brutally competitive. But where you want to be and where they are increasingly trying to be is all the parts around the network, whether that’s storage, servers, services, and software. So the bull-bear thing would be the bears on Dell would say they will not be as good at those last four things as they were in the original hardware that made the company. The bulls starting with Michael Dell, would say, we’re not just saying we can segue way the business, we already have, because they’re already at $15 billion of revenues on those categories. So they’re making a lot. They’re making more money on the $15 billion of storage, servers, services, and software than they make on the slightly less than $30 billion of what we all think of as their main business. And then of course the multiple is higher on the $15 billion of revenue stuff than on the $30 billion stuff. So part of this is a misunderstanding about the business.
As far as the fundamental price/opportunity, we have talked before a lot about their free cash flow. If you just simply go to their funds flow statement, it is far, far, far higher than their reported profits. For most companies in America, it’s the other way around. But they (Dell) have a lot more free cash flow than reported profits. Part of it’s negative working capital, part of it’s deferred revenues from consulting, and part of it’s just good old fashioned amortization from acquisitions. So Wall Street’s looking for them to report $1.25 of earnings. If they do that, which they probably will, that would be closer to $2.00 of free cash flow, free cash after everything, real earnings to us. On top of that, there’s $4.00 per share of net cash and securities, so with the stock at $16.00 or so, and there’s no debt, you’re really paying $12 for the business when you take out that $4.00 (of cash) and the $12 is against the $2.00 of real earnings. So we’re not big bulls on hardware or the refresh cycle or any of that stuff you read about. But at a real E of 6, you have four categories that are growing well beyond people realize. That’s why we’re there.

Southeastern Asset Management — May 5, 2010	Page 21
So why do we stick with it? Because we look stubborn, because it’s performed poorly? It’s two things. If the value does keep building, because even as they kind of stumble through this recession, there’s a huge free cash coupon. It’s been over $4 billion for any of the trailing four quarters that you could put together, even in a storm, so the value keeps building. And then second, we have made our share of mistakes and on the worst kind of mistake, when things go haywire or bad in the economy or the business, you’re losing money and you’re wondering, can you get it back? Things going haywire for these guys literally mean they’re making $2 of free cash flow rather than the $4 they used to. So there’s still huge free cash coming at you as an owner. That’s why we stick with it. Michael’s obviously a huge owner invested. He’s done a great job on costs since he’s been back as CEO, and the balance sheet is more than pristine. So that’s why we’re hanging with it.
Mason Hawkins
I might also say that, you know, it’s almost double from this time last year when we met. So it’s been a very productive investment in the last twelve months. And as Staley outlined, it’s one of the cheapest companies in our portfolio, and it’s certainly, if not the, one of the financially strongest businesses we’ve ever owned.
Q:	I was going to ask one question, but I want to pick up on Dell. One of the concerns I have, I’ve had with the Fund, across all Funds, is, and using Dell as an example, you purchased a company where the company was basically a commodity business, it was a quote manufacturing business, but the business dynamics were changing, and I just never knew how you could, with confidence, try to project out any type of sustainable free cash flow estimation on that company. And now you have the company making a fundamental change from making just PCs into going into tech services. I still don’t know how you can, with a fair amount of confidence, project out on a, on a fairly long basis and, and discount that back to some sort of intrinsic value on this company. I wish, and Dell was never mentioned in your year end report at all. I don’t know why you just couldn’t say, hey, we goofed on this one.
Mason Hawkins
We were buying more of it at the time.
Staley Cates
Let me go through those in kind of reverse order, and then we can quickly get back to Scott talking about the vouchers at Accor (laughter). If you take the comment about, you know, why this is kind of hardware commodity thing, in the first place, I would not disagree with some of what they do being characterized as a commodity. And if you’re going to be in a commodity, you better be low cost, period. Like there’s really nothing else that would make us interested in that otherwise, in that part of the business that is commodity. They are, I would say for most of their existence, were low cost and now are fighting back and getting there, and that’s part of what they lost over the last two years, but there are very tangible reasons to believe in that as an edge.

Southeastern Asset Management — May 5, 2010	Page 22
For those other parts, it’s actually more distribution. People think of Dell direct for obvious reasons and their legacy and their history, but they’ve got 20,000 sales people out there and Southeastern’s a great example. We have about 60 people. All this data center stuff in the media is also very over-hyped, because in the big Fortune 100 data center, you don’t want to show up against HP and IBM and Cisco and all the rest. They [all] focus, as you probably know, on people like us. We don’t have HP and IBM salesmen knocking our door down. We have either Dell or local resellers. And so they do have an edge in small to medium size business and in government, you know, with that distribution.
And then the last thing that you said that I just flat out disagree with is when you say, can they make this transition to these other businesses. Again, they’ve made it. I mean, we’re not projecting that they do something. I would not take the journalist at face value. Even before they bought Perot, they were deeply into this, and they’ve performed well and made a lot higher margins there than in almost every other segment. So we think they’re already doing it. We think we’re valuing what’s here now and not something on the come.
Last thing, there’s no unwillingness to discuss Dell. I mean, we’ve talked about it through so many quarters and conference calls and these meetings. If anything, we think people are probably sick of I, and so there was nothing sinister in the Annual.
Mason Hawkins
I’d also like to add that at six times depressed free cash flow, there’s a lot of opportunity for upside surprises. People are going to replace worn out and broken machines that they’ve deferred the capital spending on. Secondly, they are going to buy new machines to run Microsoft Seven. Thirdly, there are going to be more people getting on the net worldwide. And fourthly, the secular case, not just a cyclical case for recovery. The secular case is quite compelling, and we believe that solutions and services and software along with a product of hardware delivery is a very compelling thing for small and medium sized businesses, for educational institutions, for governments. And they have very significant advantages with their sales and service forces now to include Perot.
So it’s not a difficult thing to understand in terms of where it can go. You don’t have to be clairvoyant to know that at six times after, tax depressed free cash flow, we should continue to be positively surprised. And the balance sheet gives them additional great flexibility to create value for us as shareholders. We would love for them to take their $12 billion, and take some cynical or sinister partners out, and leave it with us, and give us a greater percentage of ownership in the business.

Southeastern Asset Management — May 5, 2010	Page 23
So anyway, we’re very aware that Dell has had a transitional phase of its history. It was not unimpacted by the decline in the economic environment that we just went through, but that’s rearview mirror thinking. We’re looking down the road at where Dell will be in a couple years, and I think that it’s very probable instead of $2, they’ll be producing over $3 of free cash flow. You put a normal multiple on that and we can triple our money from here, so we’re very sanguine about where Dell stands and where it’s headed.
A:	Okay. Did you take a loss when you sold Daiwa?
Mason Hawkins
Yes, we did.
Q:	Okay.
Mason Hawkins
Yes, sir.
Q:	(inaudible)
Mason Hawkins
Wow. Well, just a few, what does that mean? Three?
Q:	(inaudible)
Mason Hawkins
Okay. The question is, “Would we comment on Level 3?” As you know, we’ve been a lender to Level 3 numerous times with great success and great profitability, and we now, as we probably outlined last year are a major shareholder and a lender to Level 3. Level 3 is a company that provides two basic communication services. They transport video, voice, and data around the world in a transportation way, hooking up computers and communication devices, what-have-you. And they also have these metro rings that circle major cities that provide termination of computer and voice calls. So that is their business. They have, what Staley, over $15, $16 billion invested in the ground that they dug up, laid the conduit, and blew the fiber through it in the late 90s, early 2000s. It is synonymous of sorts to a pipeline, and when you fill the pipeline up past a certain level, you cover your depreciation, your interest costs, and once you do that, there’s large profit leverage. Level 3 has just kind of reached that critical phase of their history and development, and revenues are growing organically and costs are fixed and that’s a good thing. And we are very, very optimistic that 2010 is going to be a critical period. The industry has greatly consolidated to a couple of leading players in addition to ATT and Verizon. Staley.

Southeastern Asset Management — May 5, 2010	Page 24
Staley Cates
That sums it up, and we’re just waiting on, you know, sometimes you’re worried about competition or cost structure or all kind of stuff. This gets down to, it’s time for revenue growth there. I mean, if they have organic revenue growth, they have a huge contribution margin on that and no taxes and no cap X really that comes with that, so the free cash flow is going to explode if they get the revenues. That’s the whole thing. And if you look at their big customers, you can see how those customers have retrenched over the last bad year or so, and we don’t think physically that can keep coming. At some point, they have to spend on the network, and when they do, we hope to see that go to the bottom line.
Mason Hawkins
Because of their capital intensive history, there’s a huge tax shelter for us for many years to come so that when they do cross that magic line of fixed costs of interest and depreciation, we’ll be turning pre-tax into net with no tax liabilities. So we believe the recognition will come quickly as they begin to generate these huge, huge free, after-tax, no tax, free cash flow streams.
Q:	Thank you for hosting us tonight. My question was on drug or big pharma. No real exposure to that area and I was wondering if, you know, companies like Abbott or Johnson & Johnson have gotten down, you know, with their good cash flow yields and their good business models and historically low PEs. Have they ever gotten into the price range where you thought that you might pick some of those up?
Mason Hawkins
First, we thank you for hosting us. We serve at your pleasure and we’re glad to do that. Wow. Staley knows my first job was an ethical(?) drug analyst in Jacksonville, Florida, before I drove a U-Haul to Memphis.
Staley Cates
You weren’t just ethical but you were ... [laughter].

Southeastern Asset Management — May 5, 2010	Page 25
Mason Hawkins
Yeah, and some over-the-counter drugs as well. So, no, we have studied that industry and some today more seriously than I, but it’s a fantastic business but it’s very much identical to the oil and gas business. You know, when your patent runs out, your depletion is, as in oil, is gone and you’ve got to find a new discovery. And so it’s always, you know, problematic about whether you find one that’s going to tote the load. And, and subsequent to my original experience as a drug analyst, these companies have become behemoth companies. Pfizer is a, you know, compilation of numerous companies, and the market cap there is big as most countries. So when the statin drug that drives the engine at Pfizer, for example, goes off patent here shortly, they’ve got major challenges. We would love to own these businesses. When you look at them from 20 thousand feet, the returns on capital have been good. They’ve grown. There’s much to like. The demographics of this country, and most of the world, is getting older. Healthcare needs are not just necessary for Americans but for the rest of the six and a half billion people on earth. It’s a very compelling story if you can find a company that you know is going to have revenues and free cash flows that grow, and we just aren’t smart enough to know that. Now, if you get them cheap enough, you know, if you get J&J down and out and their medical supply business and their over-the-counter band-aids and Tylenol etcetera, are for free, then you might be able to make an investment that has the merits that we require. Business, people, price — less than maybe 60 cents of a conservative appraisal that’s a dollar. We’d love to own Abbott, J&J, or Medtronic, on our terms and conditions, when we had a little more understanding of what was going to deliver the revenues that deliver the profits that get us paid. It is a glaring hole in our portfolio. We’ve got a lot of cash hanging around today. But you know, J&J just had a major recall. All of their over-the-counter drugs for children were contaminated, the stock went up, you know. When we found glass in Gerber’s baby food jars, it went down a lot, and we were able to buy an 81 percent market share leader. J&J seems impervious to any bad news, so we’re still patient and waiting. Next. Unless you have an idea for us that we
Q:	Could you talk to us a little bit more about the cash you currently are holding and what is different in the market than you were seeing 12 or 18 months ago?
Mason Hawkins
I’ll take a stab. Nothing. Just that we sold companies that rose to full values and we’re having difficulty finding things at less than 60 cents. We’re not prognosticators about whether interest rates are going to move up now or later or whether Greece is going to befall the Euro, all of those kinds of things. We sell businesses that get to full value. We hold the cash until we can replace them, and we want to do it on very, very restrictive and disciplined terms.
Staley Cates
Nothing to add. We may have been in the past maybe too apologetic about sometimes holding cash. I think the more things are volatile, the more you see that we’re evermore convinced that instead of buying more of an 80 cent dollar that we can see, that if we’re patient, there’s going to be a 60 cent dollar that we can’t see, and so as you know, the markets overlap so much, there’s just been less to do right away.
Mason Hawkins
It’s certainly not burning a hole in our pockets. As Charlie Munger says, “Things show up.” I feel quite certain they will. Yes, sir. Over here in the white shirt, about the fifth row.

Southeastern Asset Management — May 5, 2010	Page 26
Q:	My question was in terms of real estate has fallen quite a bit. Have you found anything ... in commercial real estate like ... ... properties?
Mason Hawkins
Yeah. That’s in our wheelhouse of capability. We’ve been very successful there.
Staley Cates
Repeat the question.
Mason Hawkins
The question was, have we found anything in the commercial real estate or the depressed real estate arena? And you know, Ken spoke about Cheung Kong. Cheung Kong has maybe the best inventory of real estate and they have monetized it better than any that we know in the world, and so we have partnered again. As he said, we made a lot of money in Cheung Kong. It is one of our largest positions in our global arena, in our international accounts, and Longleaf Partners International. We are acutely aware of what’s going on in the real estate world. We don’t think that the banks have been forced yet to liquidate their inventories. We think we’ve got that in the offing, if you will. There are a lot of untrue things to be reconciled in the banking arena. There are many, many non-performing assets and loans attached to real estate that have had interest extended again and again. And so far, our government has not leaned too hard on these banks because they’ve got more than they can say grace over now in terms of extending capital to non-performers, being banks, not just loans. So we believe that commercial real estate and various components of the real estate world could get much cheaper in short order, and we’ve got our wish list of companies that we’d like to partner with again.
Staley Cates
Most of this stuff is at 6 percent cap rates, you know, which is just amazing. So the prices are at levels we wouldn’t pay in a normal time, and then those fundamentals, we think, are going to get worse, as Mason says, before they get better. And it hasn’t gotten bloody in terms of liquidity stuff with banks while they digest other problems. So we’ve owned a lot of that stuff before and always look at it, but not very interested right now.
Mason Hawkins
But a great set of opportunities out in front of us, we think. We just hope we capture one or two. Yes, sir.

Southeastern Asset Management — May 5, 2010	Page 27
Q:	All right, the Fund has been seemingly pleased with one year returns, and I would ascribe that, you know, one year returns are really anomalous, and I’m sure you would agree that it really takes long-term performance to kind of capture the power of long-term compounding. Yes, the Partners Fund was up about 54 percent this year, but in ‘08 it was down 51 percent, and you can make comparative comparisons with the Small Cap Fund and the International Fund. I wish, I wish I would have heard a little bit more contrition that hey, it’s only a one year return and we know that we, the only way we can earn our keep is for us to beat, beat the index over an extended period of time. Semi-comment. But my question leads to a question. How does the portfolio manager get compensated in terms of their bonuses? Is it on a one year basis or is it on a rolling three or a rolling five year basis? Would you enlighten us on that?
Mason Hawkins
Before we get to your specific question at the end, I’d like to say I agree with you 100 percent. You ought to be rewarded for the achievements over long periods of time, and if you did see the slides that were up earlier, we’ve exceeded in each of the Funds by a wide margin the indices that they are matched against, both in the 10 year and in the 20 year periods that we showed you. And in fact, those returns are in the top 1 or 2 percent of all money managers in America. So I don’t think that we were (applause) highlighting last year. This is an annual meeting and you’re supposed to comment on what you achieved in the last year, and what we’ve achieved so far in 2010, and put that in perspective with the long run. And I hope that we did that effectively.
I do think that your question as it relates to how we compensate our associates, and we have ten analysts that are very entrepreneurially driven, is a good one. As you know, they’re not assigned to silos of various industry categories. They can look in a good one anywhere anytime around the globe for a great investment as long as it meets those criteria and those metrics that we’ve established. At the end of the year, we review not only the investments that they have made in times past but the new investments that they’ve recommended to us. And we might say that it’s not just on their shoulders to, to take responsibility for the success or failure. We all vet each one of these companies, informally and formally, on all the facts. And investments succeed or fail based on facts and reasoning, not because of someone’s agreement or disagreement on a particular case.
So the, the particular analyst gets rewarded for his past recommendations and their performance in the portfolio over time. He gets recognized for his new ideas that he generated in that particular year and how well they did. And then there’s about a 50 percent weighting that’s attributable to the whole research team to promote cooperation. They’re very intense meetings because we have a requirement for each of us that you not bring a company to the, to the group for consideration that that particular analyst wouldn’t put their entire net worth in that company. Because in a sense, they’re asking us to put our net worth in it with them because we have over $1 billion of capital in the Funds themselves. It’s a team approach, driven back to specific individual performance, linked to the team through our compensation plan. So anyway, it is very, very performance based. As I said earlier, we live in a culture of meritocracy at Southeastern and your age, your seniority, or your opinions aren’t really weighed very heavily unless you back them up with logic and facts. Staley, you want to comment at all on?

Southeastern Asset Management — May 5, 2010	Page 28
Staley Cates
Just that that salary bonus structure, which takes a lot of work and thought and everything else, that’s still a much lower number than just flat out ownership of the Funds. So that structure describes what it is for every analyst. But the portfolio managers, which you specifically asked about it’s way more important than just their straight holdings in the Fund.
Mason Hawkins
And for what it’s worth, I’ll do all the penance and the contrition that there is for 2008. These guys are facing things that they’ve never seen before. I’ve lived through seven bear markets and seen greed go to fear in a pretty extreme way and we did have common stocks get effected. Our businesses, by and large were effected on their top lines, but they were not permanently harmed. We didn’t lose long-term permanent capital. These businesses actually gained competitive advantage under the duress of the environment that they operated in. So you know, if you’re a long-term investor, a 2008 to early 2009 is not a bad thing and I’ll tell you, we’re going to be richer because of it because these companies, by and large, bought in a lot of their shares that were very depressed, adding value per share, reducing the share count, increasing our percentage ownership in these businesses. So our values at the end of the day are going to be higher and we’re going to own more of them, which is very beneficial for long-term owners.
Now that doesn’t mean that we don’t go down again in terms of share price. If we do, we are partnered with CEOs and management teams that should do good things in those environments, and we expect them to do good things. You heard our talk about corporate governance. We want them to be properly aligned. We want them to take advantage of opportunities and of difficult times. So you know, investing, we’ve not said it quite this way. Intrinsic values drive stock prices. Free cash flows drive intrinsic values. Competitive advantage allows for the generation of free cash flow. So over time, if you buy and own good businesses, they should be benefitted by adversity and, and their shares should go up, their competitive advantages should strengthen, the porter model stuff should come to the fore. Many people are looking at the quotes daily, and our people are hopefully focused on what these businesses may look like in 3 to 5 years. As these stock prices really bounce around a very smooth trend line of intrinsic value accretion, you get these opportunities to put your money to work at very disparate prices from their values. And so we’re not happy about having to report a 2009 kind of number, I mean 2008 kind of number, but it was not harmful for the long-term investor. In fact, we think it was beneficial. Yes, in the middle. Mr. Brown.
Q:	Thank you. ... in the questioning by the gentleman to my right, being involved with this group since late ‘70s and ‘87 when the mutual funds were offered, I’ll make an offer to you that if you would like to sell your position, your mutual funds, to me tonight, I’ll write you a check for it. (Applause)

Southeastern Asset Management — May 5, 2010	Page 29
Mason Hawkins
You know, I think this gentleman has had good questions. I think his focus should be long term and certainly ours is. So if we’ve misled anybody in any way, it was not intentional. This is an annual meeting, reporting 2009 results.
Q:	(inaudible)
Mason Hawkins
The question is, would we comment on our currency hedging policy. We had over the years of Longleaf International’s history many, many, many shareholders, some of which were very large, tell us that they wanted to choose. They wanted to be responsible for hedging their currency exposure. After much discussion, we decided to do that, to let every person that’s invested in Longleaf International do their own hedging to benefit their own set of assets. And so we try to provide every quarter, every 90 days, where our money is invested, in which countries, and drill down for you just what currency exposure we have in Longleaf International to permit, if you desire to hedge your particular investments that are within Longleaf International.
Q:	What is the current discount of your market to appraised value for the Partners Fund?
Staley Cates
Mid 60s. ... the question was, current P V on Partners.
Mason Hawkins
Just to further edify, I’m going to have to use Staley’s glasses here.
Staley Cates
Feel free.
Mason Hawkins
The Partners is a little above the mid 60s, about where it’s norm has been, which has been 68 percent over the long run. The Small Cap’s in the mid 60s, and International is in the low 60s. That’s just one measure of the attractiveness. I think, you know, we compounded very well from an average of 68 percent price-to-value over long periods, but the qualitative aspects of our holdings are the best that we’ve had in our history in terms of being industry leaders, free cash flow generators. The three examples that we gave tonight, I think, are indicative of the other holdings that we have. Every investment has to qualify quantitatively and qualitatively. On the qualitative front is the competitiveness of the businesses and the caliber of their management partners. And we, I think, highlighted that tonight, at least the importance of each of those. Yes, in the middle.

Southeastern Asset Management — May 5, 2010	Page 30
Q:	Would you say that (inaudible)
Mason Hawkins
I think this whole crowd liked to make A’s in school if that helps. And there are some here you don’t want to play squash or basketball with. We’ve learned over 35 years at Southeastern that if you avoid losing, you win. It was said by Graham, there are three rules in the investment business. Rule one is not to lose, rules two and three — to remember rule one. That’s pretty easy to follow, and it can only be followed if you can get appraisals approximately right. So our competitive advantage, ... advantages, would be we believe we’re better-than-average appraisers, and we take a long-term view when 99 percent of the world’s trading today looking at quote machines. Getting the appraisal approximately right and making sure the qualitative aspects of those companies are improving through time, and trying to partner with really terrific managers and capital allocators. Those are the things, I think, that will deliver long-term returns for us. But first and foremost, we want to buy businesses at big discounts from conservative appraisals and have them strongly financed. Bring it on if you can do that. So we try not to lose, and by not losing, by derivative, we win. That’s where we want to be. Go ahead.
Q:	I understood, I understood you to say that when you look at investing in a company and the stock of a company, you do a strong look at like the management team and their capabilities. Is that just done at like at the high level, or do, do you feel sometimes it pays to like invest in what you might say going down in the trenches and just a general attitude of the employees working there and how much pride they feel in the company, just from things like truck drivers and like down in the trenches, truck drivers and sales clerks, or whatever the company might, whatever the equivalent might be in that company.
Staley Cates
Yup, it’s a good question, and it’s all the above. So you may have some of the high view, stuff like their public materials proxy statement, how they’re compensated. Just like you’d weigh our record as a money manager, we’re weighing theirs as a money manager — what have they done with the capital they’ve allocated. But then, yes, to your point, some of the most helpful stuff comes from competitors who, of course, feel free to bash them openly, or ex-employees. Sometimes we know other people around the business that have a great insight into it. Ross has been very good at finding, now so much stuff is on the web, plenty of employee web sites where people now go and vent from that level and above and below. With enough of those, you begin to get a big enough sample of what really is the morale in that place, so it’s all the above. We’re definitely not just taking them at face value on talk about either culture or their performance or any of that stuff.

Southeastern Asset Management — May 5, 2010	Page 31
Mason Hawkins
You can’t know too much about the people that you partner with is the answer, I think. Yes.
Q:	(inaudible)
Staley Cates
About putting the cash to work? So the question was, “For all three Funds, do we anticipate getting fully invested under normal circumstances.” And we would definitely think so. And we certainly want to be there as well as you with our money, while still trying to be patient. As you’ve seen in the past, if we got to too long of a stretch where we could not put the cash to work, we’ll close. I mean, the Funds have been closed more than they’ve been open, so we will not hesitate to close it again if we think that becomes more of a longer or medium term problem.
Q:	(same questioner — inaudible)
Mason Hawkins
Well, if everything stayed static, we’d hope to get fully invested. I mean, these partners of ours that are analysts are paid to be productive. There are many inefficiently priced businesses around the globe. We’ve got quite a number on deck, as we say, that have qualified on the business and the people. They’re not quite there on the price. And given the volatility we’ve seen the last few days, we’re encouraged, so
Q:	(same questioner — inaudible)
Mason Hawkins
Yeah. We know that earning less than a percent on T bills doesn’t get us there. We’re more mindful of it than you, I might add.
Q:	If you were to make an investment in one of the three Funds tomorrow, which of the three would it be?
Mason Hawkins
It’s like your children; we love them all. They are very statistically equivalent right now in terms of the P Vs and it’s a tough call right now. We, as you know, preferred the Partners Fund some year or so ago because it got very, very statistically undervalued. But all three did, but not quite to the degree Partners did, given the quality of the holdings that we had.
Well, thank you very much for joining us. (Applause)